Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103-6996

www.faegredrinker.com

June 21, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	The RBB Fund, Inc., Summit Global Investments, LLC and Quasar Distributors, LLC, File No. 812-15351

Ladies and Gentlemen:

We are writing on behalf of The RBB Fund, Inc., Summit Global Investments, LLC and Quasar Distributors, LLC (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application, originally filed with the Securities and Exchange Commission on June 15, 2022, for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Application”).

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (215) 988-3307.

* * *

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann